October 2, 2020

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549
Attention: Ruairi Regan

Re:	Aspire Real Estate Investors, Inc. Amended Draft Registration Statement on Form S-11 Submitted September 1, 2020 CIK No. 0001800491

Ladies and Gentlemen:

Set forth below is the response of Aspire Real Estate Investors, Inc., a Maryland corporation (the “Company”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 10, 2020, with respect to the Company’s amended draft registration statement on Form S-11, confidentially submitted to the Commission on September 1, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing its registration statement on Form S-11 (the “Registration Statement”) via EDGAR. For your convenience, we will hand-deliver three full copies of the Registration Statement, as well as three copies of the Registration Statement marked to show all changes made since the submission of the Draft Registration Statement.

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

We are also furnishing a draft of the legality opinion of Venable LLP to be filed as Exhibit 5.1 to the Company’s registration statement and a draft of the tax opinion of Vinson & Elkins L.L.P. to be filed as Exhibit 8.1 to the Company’s registration statement.

Combined Statements of Loss and Comprehensive Loss, page F-13

1.	Please remove the presentation of pro forma earnings (loss) per share from the predecessors’ historical statements of income (loss). Pro forma earnings (loss) per share may be presented with the pro forma statements of operations. This comment is also applicable to disclosures on pages F-28, F-42 and F-55.

RESPONSE: In response to the Staff’s comment, the Company has removed the presentation of pro forma earnings (loss) per share from the predecessors’ historical statements of income (loss). The Company advises the Staff that it will present pro forma earnings (loss) per share with the pro forma statements of operations, in accordance with the Staff’s comment.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Houston London New York Richmond Riyadh San Francisco Tokyo Washington	901 East Byrd Street, Suite 1500 Richmond, VA 23219 Tel +1.804.327.6300 Fax +1.804.327.6301 www.velaw.com

October 2, 2020 Page 2

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 327-6310.

Sincerely,

/s/ Daniel LeBey

Daniel LeBey

cc:	Daryl J. Carter
Jun Sakumoto
Wesley Wilson
Aspire Real Estate Investors, Inc.
Jay L. Bernstein
Jacob A. Farquharson
Clifford Chance US LLP

Exhibit A

Draft Legality Opinion of Venable LLP

DRAFT

[___________], 2020

Aspire Real Estate Investors, Inc.

1920 Main Street

Suite 150

Irvine, California 92614

Re: Registration Statement on Form S-11 (File No. 333-[________])

Ladies and Gentlemen:

We have served as Maryland counsel to Aspire Real Estate Investors, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law relating to the registration, sale and issuance by the Company of up to [_________] shares (the “Shares”) of Common Stock, $0.01 par value per share, of the Company (including up to [______] Shares which the underwriters in the initial public offering have the option to purchase), covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1.            The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2.            The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.            The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.            A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

Aspire Real Estate Investors, Inc.

[___________], 2020

5.            Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, the authorization of the sale and issuance of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6.            A certificate executed by an officer of the Company, dated as of the date hereof; and

7.            Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.            Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.            Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.            Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.            All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.            The Shares will not be issued or transferred in violation of any restrictions on transfer and ownership contained in the Charter.

Aspire Real Estate Investors, Inc.

[___________], 2020

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.            The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2.            The issuance of the Shares has been duly authorized and, when issued and delivered by the Company in accordance with the Resolutions (and any other resolutions adopted by the Board or a duly authorized committee of the Board with respect thereto) and the Registration Statement against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning United States federal law or any other state law. We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

Exhibit B

Draft Tax Opinion of Vinson & Elkins L.L.P.

Exhibit 8.1

[                        ], 2020

Aspire Real Estate Investors, Inc.

1920 Main Street, Suite 150

Irvine, California 92614

Re:	Certain U.S. Federal Income Tax Matters

Ladies and Gentlemen:

We have acted as counsel to Aspire Real Estate Investors, Inc., a Maryland corporation (the “Company”), in connection with the preparation of a Registration Statement on Form S-11 (File No. 333-[      ]) filed with the Securities and Exchange Commission on [      ], 2020, as amended through the date hereof (the “Registration Statement”), with respect to the offer and sale (the “Offering”) of [            ] shares of common stock, par value $0.01 per share, of the Company. You have requested our opinion regarding certain U.S. federal income tax matters in connection with the Offering.

In connection with the opinions rendered in (a) through (c) below (collectively, the “Tax Opinion”), we have examined the following:

1.	the Registration Statement and the prospectus (the “Prospectus”) filed as part of the Registration Statement;

2.	the Company’s Articles of Incorporation, filed with the Department of Assessments and Taxation of the State of Maryland and effective as of January 8, 2020, and the Company’s Articles of Amendment and Restatement (the “Amended Articles”), in the form attached as an exhibit to the Registration Statement;

3.	the Company’s Amended and Restated Bylaws (the “Bylaws”), in the form attached as an exhibit to the Registration Statement;

4.	the form of Agreement of Limited Partnership of Aspire Real Estate Investors, L.P., a Delaware limited partnership (such partnership, the “Subsidiary Partnership” and such agreement, the “Subsidiary Partnership Agreement”);

5.	the Management Agreement, by and among the Company, the Subsidiary Partnership and Aspire REIT Manager, LLC (the “Management Agreement”), in the form attached as an exhibit to the Registration Statement; and

6.	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Hong Kong Houston London New York Richmond Riyadh San Francisco Tokyo Washington	2200 Pennsylvania Avenue NW, Suite 500 West Washington, DC 20037-1701 Tel +1.202.639.6500 Fax +1.202.639.6604 velaw.com

[ ], 2020 Page 2

In connection with the opinions rendered below, we have assumed, with your consent, that:

1.	each of the documents referred to above is authentic, if an original, or is accurate, if a copy; and has not been amended;

2.	the Amended Articles, the Bylaws, the Subsidiary Partnership Agreement, and the Management Agreement will be executed, delivered, adopted, and filed, as applicable, in a form substantially similar to the forms filed as exhibits to the Registration Statement or reviewed by us, as applicable;

3.	commencing with the month of [ ] 2020, and thereafter, the Company will operate in a manner that will make the factual representations with respect to the Company’s qualification as a qualified opportunity fund (an “Opportunity Zone Fund”) contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “QOF Officer’s Certificate”), true for such periods;

4.	during its short taxable year ending December 31, 2020, and future taxable years, the Company will operate in a manner that will make the factual representations with respect to the Company’s qualification as a real estate investment trust (“REIT”) contained in a certificate, dated the date hereof and executed by a duly appointed officer of the Company (the “REIT Officer’s Certificate” and together with the QOF Officer’s Certificate, the “Officer’s Certificates”), true for such years;

5.	the Company will not make any amendments to its organizational documents or the organizational documents of the Subsidiary Partnership after the date of this opinion that would affect its qualification as an Opportunity Zone Fund or as a REIT for any taxable year; and

6.	no action will be taken by the Company or the Subsidiary Partnership after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we have also assumed the correctness of the factual representations contained in the Officer’s Certificates. No facts have come to our attention that would cause us to question the accuracy and completeness of such factual representations.

Based solely on the documents and assumptions set forth above, the representations set forth in the Officer’s Certificates and the discussion in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” (which is incorporated herein by reference), we are of the opinion that:

(a)	commencing with the month of [ ] 2020, the Company will be organized in a manner that will allow it to qualify as an Opportunity Zone Fund pursuant to section 1400Z-2 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Company’s proposed method of operation, as described in the Prospectus, will enable it to satisfy the requirements for qualification as an Opportunity Zone Fund under the Code commencing with such month and thereafter;

[ ], 2020 Page 3

(b)	commencing with its short taxable year ending December 31, 2020, the Company will be organized in conformity with the requirements for qualification and taxation as a REIT pursuant to sections 856 through 860 of the Code, and the Company’s proposed method of operation will enable it to satisfy the requirements for qualification and taxation as a REIT under the Code for its short taxable year ending December 31, 2020 and thereafter; and

(c)	the descriptions of the law and the legal conclusions in the Prospectus under the caption “Material U.S. Federal Income Tax Considerations” are correct in all material respects.

The Tax Opinion set forth above represents our conclusions based upon the documents, facts, representations and assumptions referred to above, as of the date hereof. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the Tax Opinion. Moreover, the Company’s qualification as an Opportunity Zone Fund and as a REIT depends upon the Company’s ability to meet, for each taxable year, annual operating results, investment, gross income and other requirements imposed by the Code. We will not review on a continuing basis the Company’s compliance with these requirements, the documents or assumptions set forth above, or the factual representations set forth in the Officer’s Certificates. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification as an Opportunity Zone Fund or qualification and taxation as a REIT. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Officer’s Certificates. In addition, the opinions set forth above do not foreclose the possibility that the Company may have to pay a penalty tax in the event that the Company fails to satisfy the requirements for qualification as a REIT, which penalty tax could be significant in amount.

The foregoing Tax Opinion is based on current provisions of the Code, the Treasury regulations thereunder (the “Regulations”), published administrative interpretations thereof, and published court decisions. The Internal Revenue Service (the “Service”) has not issued Regulations or administrative interpretations with respect to various provisions of the Code relating to qualification as an Opportunity Zone Fund and qualification as a REIT. Further, certain interpretations under the rules related to qualification as an Opportunity Zone Fund remain uncertain and unclear, and are still developing. Where issues are not settled under the currently available authorities, the opinions set forth in this letter reflect our best judgement regarding the resolution of such issues. No assurance can be given that the law will not change in a way that will prevent the Company from qualifying as an Opportunity Zone Fund or as a REIT. The foregoing Tax Opinion does not foreclose the possibility of a contrary determination by the Service or the Treasury Department in Regulations or administrative interpretations issued in the future. In this regard, each of the opinions rendered in (a) through (c) above represent our best professional judgement with respect to the issue addressed therein and the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the Service or the courts and is not a guarantee that the Service will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the Service.

[ ], 2020 Page 4

The foregoing Tax Opinion is limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other U.S. federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. We undertake no obligation to update the Tax Opinion expressed herein after the date of this letter. This opinion letter speaks only as of the date hereof. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the captions “Prospectus Summary—Our Tax Status,” “Risk Factors,” “Material U.S. Federal Income Tax Considerations” and “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,

Vinson & Elkins LLP